MAINSTAY FUNDS TRUST

51 Madison Avenue

New York, New York 10010

February 15, 2017

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re:	MainStay Funds Trust on behalf of MainStay Epoch U.S. Equity Yield Fund Registration Statement on Form N-14 (File No. 811-22321)

Ladies and Gentlemen:

Attached for filing via the EDGAR system is Pre-Effective Amendment No. 1 to the registration statement on Form N-14 under the Securities Act of 1933, as amended (the “Securities Act”), for MainStay Funds Trust (“Registrant”). This Amendment is being filed in connection with the reorganization of MainStay ICAP Equity Fund and MainStay ICAP Select Equity Fund (“Acquired Funds”) with and into MainStay Epoch U.S. Equity Yield Fund (“Acquiring Fund”), in exchange for shares of the Acquiring Fund and the assumption by the Acquiring Fund of all liabilities of the Acquired Funds.

Pursuant to Rule 461 under the Securities Act, the Registrant and NYLIFE Distributors LLC (“Distributor”), as general distributor of the Registrant’s shares, hereby respectfully request that the effective date of the Registrant’s above-referenced registration statement be accelerated so that it will become effective as soon as practicable after Post-Effective Amendment No. 108 to the registration statement on Form N-1A for the Registrant becomes effective.  The Registrant and the Distributor are aware of their obligations under the Act. Changes made to this Pre-Effective Amendment No. 1 are reflected in the attached redline.

No fees are required in connection with this filing. If you have any questions or comments, please do not hesitate to contact Corey F. Rose at Dechert LLP, counsel to Registrant, at (202) 261-3314.

Sincerely,

/s/ J. Kevin Gao

J. Kevin Gao

Secretary and Chief Legal Officer

MainStay Funds Trust

/s/ Brian Wickwire

Brian Wickwire

Chief Operating Officer

NYLIFE Distributors LLC